DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

08000896

File No: *82-34989*

18 February 2008

SUPPL

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 2 February 2008 to 15 February 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
FEB 27 2008
THOMSON FINANCIAL

Sarah Carne
Assistant Company Secretary

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008

RNS ANNOUNCEMENTS

REG-Milestone Resources Investment in Debenhams

Released: 06/02/2008

RNS Number:4545N
Milestone Resources Group
06 February 2008

INVESTMENT IN DEBENHAMS PLC

Milestone Resources Group ('Milestone'), an investment company owned by Mukesh Jagliani, the Chairman of Landmark Group ('Landmark'), notes that in recent press comments attributed to Landmark it has been reported that neither Landmark nor Milestone has any strategic intent regarding Debenhams plc ('Debenhams').

Milestone wishes to emphasize that it took an opportunity to acquire a significant holding in Debenhams at an attractive price but has made no firm decision relating to its longer term strategy. Consequently, no particular course of action has been determined, equally nothing has been ruled out.

- ends -

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCFKAKPPBKDDBK

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 06/02/2008

RNS Number:3998N
Debenhams plc
06 February 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Bestinver Gestion S.A., SGIIC

4. Full name of shareholder(s) (if different from 3):

32 investment institutions managed by Bestinver Gestion S.A., SGIIC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

December 11th 2007

6. Date on which issuer notified:

February 5th 2008

7. Threshold(s) that is/are crossed or reached

11%

8. Notified details:

Class/type of shares

ISIN: GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction: 93,501,906 ordinary shares of 0.01p each.

Percentage of voting rights: 10.89%

Resulting situation after the triggering transaction: 95,015,022 ordinary shares of 0.01p each

Number of voting rights Direct None, Indirect 95,015,022 ordinary shares;

Percentage of voting rights Direct None, Indirect 11.06%

B: Financial Instruments

N/A

Total A +B

Number of voting rights 95,015,022

Percentage of voting rights 11.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone 0207 408 3529

END
HOLIIFVAFAIRIIT

RNS Number:3514N
Debenhams plc
05 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Debenhams PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.4R(1)(a); or

(ii) DTR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006; or

(iii) both (i) and (ii)

(iii) Notification relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Angela Spindler

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/a

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/a

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/a

8 State the nature of the transaction

N/a

9. Number of shares, debentures or financial instruments relating to shares acquired

N/a

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/a

11. Number of shares, debentures or financial instruments relating to shares disposed

N/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/a

13. Price per share or value of transaction

N/a

14. Date and place of transaction

N/a

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

N/a

16. Date issuer informed of transaction

N/a

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

4 February 2008 - Debenhams Performance Share Plan

5 February 2008 - Debenhams Plc 2006 Executive Share Option Plan

18. Period during which or date on which it can be exercised

Debenhams Performance Share Plan : Vesting of such an award occurs on the 3rd anniversary of the date of grant if and to the extent that the relevant performance conditions have been satisfied.

Debenhams Plc 2006 Executive Share Option Plan :- Between the 3rd Anniversary of Date of Grant (i.e. 5 February 2011) until the 10th Anniversary of Date of Grant (4 February 2018). Vesting of such an option is subject to the extent that the relevant performance conditions have been satisfied.

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved (class and number)

The following shares were awarded under the Debenhams Performance Share Plan:-

Angela Spindler - 1,824,324 Ordinary Shares of 0.01p each

The following shares were granted under the Debenhams Plc 2006 Executive Share Option Plan:-

Angela Spindler - Approved Option over 40,540 Ordinary Shares of 0.01p each

Angela Spindler - Unapproved Option over 689,189 Ordinary Share sof 0.01p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Debenhams Performance Share Plan:- 0.01p per share

Debenhams Plc 2006 Executive Share Option Plan:- 74p per share

22. Total number of shares or debentures over which options held following notification

1,824,324 awarded under the Debenhams Performance Share Plan:-

729,729 granted under the Debenhams Plc 2006 Executive Share Option Plan:-

23. Any additional information

N/a

24. Name of contact and telephone number for queries

Paul Eardley, Tel: 0207 408 3529

Name and signature of duly authorised officer of issuer responsible for making notification

Paul Eardley, Company Secretary

Date of notification

5 February 2008

END

END

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5448421

Company Name in full Debenhams plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	04	02	2008
† Date of Birth	01	08	1962

Appointment as director [X] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: | * Honours etc:

Forename(s): Angela

Surname: Spindler

Previous forename(s): | Previous surname(s):

Usual residential address: Stoneyhurst, 69 Wakefield Road

Post town: Hipperholme | Postcode: HX3 8AQ

County / Region: Halifax | Country: United Kingdom

† Nationality: British | † Business occupation: Managing Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5\2\08

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature] **Date** 5\2\08

(**a ~~director~~ / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sarah Carne, Debenhams plc, 1 Welbeck Street, London W1G 0AA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 5448421

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5448421

Company Name in full Debenhams plc

Name Angela Spindler

Company Name	Resignation
ASDA Financial Services Limited	01/06/2005
ASDA Group Limited	03/08/2007
ASDA Stores Limited	03/08/2007
Global George Limited	03/08/2007
IDG Services Limited	27/06/2006
Manchester Airport PLC	
The George Davies Partnership Limited	03/08/2007
The Institute of Grocery Distribution	27/06/2006

END